February 14, 2025

Sebastian Alsheimer
Partner, Wilson Sonsini Goodrich & Rosati
Daktronics Inc.
Alta Fox Opportunities Fund, LP
650 Page Mill Road
Palo Alto, California 94304

       Re: Daktronics Inc.
           PREC14A filed January 31, 2025 by Alta Fox Opportunities Fund, LP, Alta Fox
           GenPar, LP, Alta Fox Equity, LLC, Alta Fox Capital Management, LLC, and P.
           Connor Haley
           File No. 001-38747
Dear Sebastian Alsheimer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed January 31, 2025
Additional Participant Information, page 20

1. In the first sentence of this section, you identify the persons that "are anticipated to be" participants in the solicitation. Here and in future filings, including any additional soliciting materials, please definitively state the participants in the solicitation.
2. We note your statement on page 21 that "no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Special Meeting" except as described in your Proxy Statement. We understand that you have publicly stated (e.g., in a December 10, 2024 press release) that you intend to nominate director candidates for the Company's 2025 annual meeting. Please disclose how retaining cumulative voting is beneficial to you in the anticipated contested director election or explain in your response why you believe this does not
 February 14, 2025
Page 2

       constitute a substantial interest in the Reincorporation Proposal. Reasons for the Solicitation, page 10

3. Here and in the Letter to Shareholders, you state that the Board can adopt both proxy access and majority voting without reincorporating in Delaware. Please explain in the proxy materials the basis for your belief, with citation to applicable South Dakota code provisions or other law, and how you interpret such provisions to reach the stated conclusion.
4. We note that you have reserved all rights in connection with disputing the effectiveness of the Purported Conversion Notice, as discussed on page
7. Please
       explain how the outcome of this solicitation could affect the outcome of your dispute with the Company regarding the "forcible conversion" of the convertible note Alta
       Fox holds. See Item 5 of Schedule 14A.
Form of Proxy , page I-4

5. Refer to the following language which appears in bold faced and capitalized text on the proxy card: "THIS PROXY WILL BE VOTED AS DIRECTED. IF NO
       DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE
       REVERSE, THIS PROXY WILL BE VOTED 'AGAINST' PROPOSAL 1 AND
       'AGAINST' PROPOSAL 2." Revise to clarify that you are referencing an executed but completely unmarked proxy card, rather than one where only one proposal has been voted.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
(202) 551-3263.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions